Exhibit 99.1

Materialise Reports First Quarter 2015 Results

Leuven, Belgium – May 13, 2015 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the first quarter ended March 31, 2015.

Highlights – First Quarter 2015

•	Total revenue increased 24.9% from the first quarter of 2014 to 23,348 kEUR.

•	Revenue from industrial and medical software increased to 38.1% of total revenue.

•	3D printing software sales increased 51.6% from the first quarter of 2014.

•	Significant increases in S&M (increase of 3,535 kEUR from the first quarter of 2014) and R&D (increase of 1,328 kEUR from the first quarter of 2014).

Executive Chairman Peter Leys commented, “It was another solid quarter for Materialise, with overall organic revenue growth of 20.2%. We are particularly pleased with the 51.6% growth in our 3D Printing Software business, including the success of the build processor program we initiated in 2014 and the increased sales from Asia. We also generated double-digit growth in our industrial production segment, especially demonstrating good execution of our strategy to foster the growth of end part production. The growth of our medical software business, including our acquisition of OrthoView and the continued growth of our complex surgery business, offset the decrease in revenue from certain products distributed through medical collaboration partners. As planned, during the quarter we invested heavily in research and development and sales and marketing initiatives to strengthen our market leadership and leverage the many high-growth opportunities in the rapidly evolving 3D printing market. We are working hard to train our expanded sales force and the added reach they will give us contributes to our confidence regarding our outlook for 2015 and our long-term growth potential.”

First Quarter 2015 Results

Total revenue for the first quarter of 2015 increased by 24.9% to 23,348 kEUR compared to 18,693 kEUR for the first quarter of 2014, driven by a very strong gain in the 3D Printing Software segment and double-digit growth in the Medical and Industrial Production segments. Excluding revenue from OrthoView, which we acquired in October 2014, total revenue for the quarter increased 20.2%. Adjusted EBITDA decreased from 1,428 kEUR to a loss of 288 kEUR, reflecting ongoing investments in both research and development (“R&D”), which increased by 1,328 kEUR to 19.3% of total revenue, and sales and marketing (“S&M”), which increased by 3,535 kEUR to 39.5% of total revenue. The Adjusted EBITDA margin in the first quarter was -1.2% compared to 7.6% in the first quarter of last year.

Revenues from the 3D Printing Software segment, which offers proprietary software worldwide through programs that enable and enhance the functionality of 3D printers and 3D printing operations, increased by 51.6% to 6,116 kEUR for the first quarter of 2015 from 4,035 kEUR for the same quarter last year. Growth was fueled by our expanded product portfolio, which now includes our build processors, accelerated growth in revenue generated with original equipment manufacturers (“OEMs”) and a significant increase in new license sales across all regions, particularly in Asia. Segment EBITDA increased from 1,707 kEUR to 2,215 kEUR while the segment EBITDA margin declined to 36.2% from

42.3% in last year’s period due to significant increases in both S&M and R&D expenses, which, in line with the company’s announced strategy, collectively increased 68.1%. Revenues from the Medical segment, which offers both a medical software platform and a portfolio of medical devices and clinical engineering services, increased by 12.6% to 7,848 kEUR for the first quarter of 2015 compared to 6,968 kEUR for the same period in 2014. Excluding the impact of the OrthoView acquisition, organic revenue was flat compared to the first quarter of 2014 (-0.1%). These results continue to reflect the impact of the conversion from perpetual to annual licenses and the maturation of the knee guide business. Sales of medical software increased 54.0% to 2,768 kEUR from 1,797 kEUR mainly due to the inclusion of OrthoView license revenue. Organic revenue from medical software licenses increased 4.7%. Annual licenses now represent 34.9% of new license sales (excluding OrthoView) as compared to 17.3% in last year’s period. Revenues from the direct sale of guides and implants increased by 23.9% from the prior-year period and represented 13.7% of total medical revenues in the first quarter. Segment EBITDA decreased from 946 kEUR to a loss of 746 kEUR and the segment EBITDA margin fell to -9.5% from 13.6% due to significant investments in S&M and R&D expenses (up 49.9% compared to the first quarter of 2014), including the company’s investments in metal printing and X-ray guide technology, among others, which directly impacted profitability.

Revenues from the Industrial Production segment, which primarily offers 3D printing services to industrial and commercial customers, increased 25.4% to 9,384 kEUR for the first quarter of 2015 from 7,483 kEUR for the first quarter of 2014. Growth in the quarter was driven by higher sales of end parts, which rose 41.7% in the first quarter of 2015 from the same period in the prior year. Segment EBITDA increased to a loss of 40 kEUR from a loss of 71 kEUR and the segment EBITDA margin increased to -0.4% from -0.9% for the same quarter of the prior year. Excluding the firm’s growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the first quarter was 10.0% as compared to 12.2% the same quarter of the prior year.

Gross profit was 13,467 kEUR for the first quarter of 2015 compared to 11,054 kEUR for the first quarter of 2014. The gross profit margin decreased to 57.7% for the first quarter of 2015 from 59.1% for the first quarter of the prior year. This decrease was largely due to a substantial increase in depreciation expense associated with the Company’s purchase of 17 new printers over the past four quarters.

R&D expenses increased by 41.8% to 4,507 kEUR for the first quarter of 2015 from 3,179 kEUR for the same period in the prior year, reflecting continued investment with a number of active projects in various stages of development, including in particular in the software and medical businesses. All of the company’s R&D spending was expensed and none was capitalized.

S&M and general and administrative expenses were 12,790 kEUR for the first quarter of 2015 compared to 8,396 kEUR for the first quarter of 2014, an increase of 52.3%. This 4,394 kEUR increase is partially related to the inclusion of OrthoView, and partially reflects the substantial increase in number of new employees in the sales and marketing organization of all three segments.

Other operating income increased by 838 kEUR to 1,908 kEUR in the first quarter of 2015 from 1,070 kEUR in the same period of the prior year. For the first quarter of 2015, 1,097 kEUR of the 1,908 kEUR consisted of withholding tax exemptions for qualifying researchers and partial funding of R&D projects, as compared to 861 kEUR for the first quarter of 2014.

Financial income for the first quarter of 2015 rose to 1,921 kEUR from 33 kEUR in the same period in the prior year due to a foreign exchange gain on the portion of the company’s initial public offering proceeds held in U.S. dollars.

Net loss for the first quarter of 2015 was (888) kEUR, compared to a profit of 82 kEUR for the same period in the prior year. Total comprehensive income for the first quarter of 2015, which reflects exchange differences on translation of foreign operations, was 425 kEUR compared to a profit of 42 kEUR for the same period in the prior year.

At March 31, 2015, the company had cash and equivalents of 50,571 kEUR, not including 7,000 kEUR held to maturity investments, together representing a decrease of 3,448 kEUR since December 31, 2014. Cash flow from operating activities in the first quarter of 2015 was 818 kEUR.

Net shareholders’ equity at March 31, 2015 was 85,015 kEUR, a decrease of 152 kEUR since December 31, 2014.

2015 Guidance

As detailed in our year-end 2014 press release, in fiscal 2015 Materialise is investing heavily in a variety of R&D and S&M initiatives intended to strengthen the company’s market leadership and take advantage of high-growth opportunities in the rapidly evolving 3D printing market. Management continues to expect consolidated revenue for fiscal 2015 to be between 99,000 kEUR and 101,000 kEUR and consolidated Adjusted EBITDA to be between 4,000 kEUR and 5,000 kEUR.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.0759, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2015.

Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the first quarter of 2015 today, May 13, 2015, at 8:30a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer, Peter Leys, Executive Chairman, and Frederic Merckx, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #19347529. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Thursday, May 14, 2015. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #19347529. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2015 revenues and Adjusted EBITDA, investments in R&D and S&M initiatives, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will”, “may”, “could”, “might”, “aim”, “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2015. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Materialise NV

Consolidated income statements (Unaudited)

	For the three months ended March 31
	2015	2015	2014
(In thousands, except EPS)	U.S. $	euros	euros
Revenue	25,120	23,348	18,693
Cost of Sales	(10,631)	(9,881)	(7,639)

Gross Profit	14,489	13,467	11,054

Research and development expenses	(4,849)	(4,507)	(3,179)
Sales and marketing expenses	(9,914)	(9,215)	(5,680)
General and administrative expenses	(3,846)	(3,575)	(2,716)
Other operating income	2,053	1,908	1,070
Other operating expenses	(138)	(128)	(112)

Operating (Loss) Profit	(2,205)	(2,050)	437

Financial expenses	(483)	(449)	(199)
Financial income	2,067	1,921	33
Share in loss of a joint venture	(65)	(60)	—

Profit before taxes	(686)	(638)	271

Income Taxes (benefit)	(269)	(250)	(189)

Net profit (loss)	(955)	(888)	82
Net profit (loss) attributable to:
The owners of the parent	(898)	(835)	121
Non-controlling interest	(57)	(53)	(39)

EPS attributable to the owners of the parent
Basic	(0.02)	(0.02)	0.00
Diluted	(0.02)	(0.02)	0.00

Weighted average basic shares outstanding	47,170	47,170	39,072
Weighted average fully diluted shares outstanding	47,170	47,170	39,904

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31
	2014	2014	2013
(In thousands)	U.S. $	euros	euros
Net profit (loss) for the year	(955)	(888)	82
Other comprehensive income
Exchange differences on translation of foreign operations	1,413	1,313	(40)
Other comprehensive income (loss), net of taxes	1,413	1,313	(40)
Total comprehensive income (loss) for the year, net of taxes	458	425	42
Total comprehensive income (loss) attributable to:
The owners of the parent	515	478	81
Non-controlling interest	(57)	(53)	(39)

Materialise NV

Consolidated statements of financial position (Unaudited)

	As of March 31,	As of December 31,
(in thousands of euros)	2015	2014
Assets
Current assets
Inventory	4,491	3,660
Trade receivables	19,962	18,370
Other current assets	3,167	3,540
Held to maturity investments	7,000	10,000
Cash and cash equivalent	50,571	51,019

Total current assets	85,191	86,589

Non-current assets
Goodwill	9,975	7,714
Intangible assets	8,118	7,727
Property, plant & equipment	32,893	30,212
Investments in joint ventures	859	419
Deferred tax assets	189	232
Other financial assets	337	328
Total non-current assets	52,371	46,632

Total assets	137,562	133,221

Equity and liabilities

Current liabilities
Loans & borrowings	4,059	5,499
Trade Payables	9,758	7,205
Tax Payables	36	128
Deferred income	14,022	11,652
Other current liabilities	8,102	8,657

Total current liabilities	35,977	33,141

Non-current liabilities
Loans & borrowings	13,713	11,848
Deferred tax liabilities	1,457	1,329
Deferred income	525	767
Other non-current liabilities	875	969
Total non-current liabilities	16,570	14,913

Net equity
Share capital	2,724	2,788
Share premium	77,510	76,650
Consolidated reserves	3,371	5,764
Other comprehensive income (loss)	1,410	97
Equity attributable to the owners of the parent	85,015	85,299

Non-controlling interest	—	(132)
Total equity	85,015	85,167

Total equity and liabilities	137,562	133,221

Materialise NV

Consolidated cash flow statements (Unaudited)

	For the three months ended
(in thousands of euros)	March 2015	March 2014
Operating activities
Net profit (loss) for the period	(888)	82
Non-cash and operating adjustments
Depreciation of property, plant & equipment	1,219	805
Amortization of intangible assets	323	156
Share-based payment expense	220	28
Loss (gain) on disposal of property, plant & equipment	(111)	46
Fair value adjustment contingent liabilities	—	6
Movement in provisions and allowance for bad debt	(2)	(21)
Financial income	(137)	(50)
Financial expense	240	187
Impact of foreign currencies	(2,024)	21
Share of loss in a joint venture	60	—
Deferred tax expense (income)	171	15
Income taxes	79	135
Other	(5)	5
Working capital adjustments
Increase in trade receivables and other receivables	(1,364)	(1,572)
Decrease (increase) in inventories	(775)	698
Increase in trade payables and other payables	3,988	1,524
Income taxes paid	(176)	(76)

Net cash flow from operating activities	818	1,989

Investing activities
Purchase of property, plant & equipment	(2,809)	(744)
Purchase of intangible assets	(234)	(290)
Proceeds from the sale of property, plant & equipment, net	2,535	78
Acquisition of subsidiaries	(1,797)	(1,161)
Investments in joint-ventures	(500)	—
Investments in held to maturity investments	3,000	—
Interest received	49	7
Net cash flow used in investing activities	244	(2,110)

Financing activities
Proceeds from loans & borrowings and convertible debt	269	310
Repayment of loans & borrowings	(2,320)	(813)
Repayment of finance leases	(342)	(170)
Purchase of non-controlling interest	(1,377)	—
Contribution unpaid capital non-controlling interest	—	28
Capital increase in parent company	580	—
Interest paid	(137)	(124)
Other financial income (expense)	(32)	(86)

Net cash flow from financing activities	(3,359)	(855)

Net increase of cash and cash equivalents	(2,297)	(976)
Cash and cash equivalents at beginning of period	51,019	12,598
Exchange rate differences on cash & cash equivalents	1,849	14

Cash & cash equivalents at end of period	50,571	11,636

Materialise NV

Segment P&L (Unaudited)

(In thousands of euros, except percentages)	3D Printing Software	Medical	Industrial Production	Total Segments	Adjustments & Eliminations	Consolidated
For the three month period ended March 31, 2015
Revenues	6,116	7,848	9,384	23,348	—	23,348
Segment EBITDA	2,215	(746)	(40)	1,429	(1,937)	(508)
Segment EBITDA %	36.2%	(9.5)%	(0.4)%	6.1%		(2.2)%

For the three month period ended March 31, 2014
Revenues	4,035	6,968	7,483	18,486	207	18,693
Segment EBITDA	1,707	946	(71)	2,582	(1,184)	1,398
Segment EBITDA %	42.3%	13.6%	(0.9)%	14.0%		7.5%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31
(in thousands of euros)	2015	2014
Net profit/(loss)	(888)	82

Income taxes	250	189
Financial expenses	449	199
Financial income	(1,921)	(33)
Share in loss of a joint venture	60	0
Depreciation & amortization	1,542	961

EBITDA	(508)	1,398
Non-recurring IPO expenses(1)	0	0
Non-cash stock-based compensation expenses(2)	220	30
Adjusted EBITDA	(288)	1,428

(1)	Non-recurring IPO expenses represent fees and costs incurred in connection with the company’s initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.